UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of September, 2007
Cameco Corporation
(Commission file No. 1-14228)
2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.

1.	Press Release dated September 13, 2007	3-5
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 14, 2007	Cameco Corporation
	By:	“Gary M.S. Chad”
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Expands Global Exploration Portfolio
Saskatoon, Saskatchewan, Canada, September 13, 2007. . . . . . . . . . . . . . .
(All dollar values are Canadian unless specified)
Cameco Corporation announced today that it has beneficially acquired 10.4% of Cue Capital Corp. (Cue) and advanced a strategic alliance to facilitate continued uranium exploration and development in Paraguay. Cue is a Vancouver, B.C.-based junior exploration company focused on Paraguay.
The acquisition was the first stage of a three-stage equity private placement by which Cameco also gains the right to own up to 60% of a joint venture to develop uranium discoveries on the Yuty project in the southeast of Paraguay.
Cameco paid $4.5 million (US) for 10.4% of Cue in the first stage. Cameco has agreed to acquire additional shares and share purchase warrants for $15 million in the remaining stages, subject to Cue meeting certain milestones.
“Given current valuations, strategic alliances with quality exploration companies offer the most economic path toward Cameco’s goal to increase uranium production,” said Jerry Grandey, Cameco’s president and CEO. “We are leveraging our expertise, industry reputation, and financial resources to ensure that we will participate in potential discoveries on the world’s most promising exploration lands at an attractive price. We have entered into five strategic alliances or investments with other exploration companies over the past year.”
For further information, see “Cue Transaction Details” below.
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
Statements contained in this news release, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: the impact of the sales volume of fuel fabrication services, uranium, conversion services, electricity generated and gold; volatility and sensitivity to market prices for uranium, conversion services, electricity in Ontario and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in decommissioning, reclamation, reserve and tax estimates; environmental and safety risks including increased regulatory burdens and long-term waste disposal; unexpected geological or hydrological conditions; adverse mining conditions; political risks arising from operating in certain developing countries; terrorism; sabotage; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including tax and trade laws and policies; demand for nuclear power; replacement of production; failure to obtain or maintain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; natural phenomena including inclement weather conditions, fire, flood, underground floods, earthquakes, pit wall failure and cave-ins; ability to maintain and further improve positive labour relations; strikes or lockouts; operating performance, disruption in the operation of, and life of the company’s and customers’ facilities; decrease in electrical production due to planned outages extending beyond their scheduled periods or unplanned outages; success of planned development projects; and other development and operating risks.
Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor inquiries:
Bob Lillie	(306) 956-6639

Media inquiries:
Lyle Krahn	(306) 956-6316
Cue Transaction Details
(All dollar values are Canadian unless specified)
Cameco’s wholly-owned subsidiary, Cameco Global Exploration Ltd. (Cameco Global), has acquired 2,647,058 units of Cue Capital Corp. from treasury at a price of $1.70 (US) per unit for $4.5 million (US). Each unit is comprised of one common share and one-half of one share purchase warrant of Cue. Each whole warrant entitles Cameco Global to purchase one common share of Cue at an exercise price of $2.43 per share for a period of two years.
As a result of the acquisition, Cameco Global now beneficially owns a total of 2,647,058 common shares of Cue, which represents 10.4% of Cue’s issued and outstanding common shares as at September 12, 2007, and 1,323,529 warrants, which if exercised would represent an additional 5.2% of Cue’s issued and outstanding common shares.
The units were acquired pursuant to a subscription agreement dated September 6, 2007 between Cameco Global and Cue. The proceeds from this first private placement have been used by Cue to fund its acquisition of 30% of Transandes Paraguay S.A., which holds the Yuty Concessions in Paraguay. The details of Cue’s acquisition of this interest, which also closed yesterday, were announced by Cue in a news release issued on July 3, 2007. Cue has the right to earn the remaining 70% of Transandes under a separate agreement dated November 3, 2006, as amended.
Under the subscription agreement, Cameco Global has agreed to subscribe by private placement for additional units of Cue having an aggregate purchase price of $15.0 million in two future tranches as follows:

(1)	a subscription for additional units having an aggregate purchase price of $2.5 million, subject to, among other things, Cue causing a satisfactory title opinion to be delivered to Cameco Global in respect of the grant of exploration and exploitation work permits in respect of the Yuty Concessions held by Transandes; and

(2)	a subscription for additional units having an aggregate purchase price of $12.5 million, subject to, among other things: (a) Transandes acquiring a contract for exploration and exploitation in respect of a portion of the Yuty Concessions, (b) Cue receiving shareholders’ approval of the third tranche, and (c) Cameco Global and Cue executing a comprehensive strategic alliance agreement.
The purchase price for the units comprising the second- and third-tranche private placements will be equal to the 20-day volume weighted average market price of the common shares on the TSX Venture Exchange prior to the date of the closing of each tranche. The gross proceeds from the second and third tranches will be used by Cue solely for the continued uranium exploration and development of the Yuty Concessions.
Pursuant to a letter agreement between Cameco Global and Cue dated August 31, 2007, a strategic alliance between Cameco Global and Cue has become effective to facilitate the exploration and development of the Yuty Concessions on terms whereby Cameco Global will have the right to acquire a 60% interest in any uranium deposits discovered on the Yuty Concessions as long as Cameco Global and its affiliates hold securities of Cue at least equal to 90% of the number of units subscribed for by, and issued to, Cameco Global in the private placements. The terms of the strategic alliance were announced by Cue in a news release dated September 6, 2007.
As long as Cameco Global holds at least 90% of the securities subscribed for, and issued to it in the private placements, Cameco Global has the right to appoint one representative to Cue’s board of directors. Pursuant to the letter agreement, Cameco Global has: the pre-emptive right to participate in any future financings so as to maintain its pro-rata percentage interest in Cue; the right to a top-up private placement each calendar year-end to prevent dilution of Cameco Global’s interest in Cue which may result from the exercise of options and warrants throughout the prior calendar year; and the right at any time a takeover bid is made for common shares of Cue to maintain its pro-rata shareholdings in Cue through a top-up private placement to prevent dilution resulting from the exercise of options and warrants since the beginning of the then current calendar year.
Cameco Global acquired the units for investment purposes only and will acquire additional units pursuant to its subscription agreement with Cue, if the outstanding closing conditions are met. Cameco Global may also, depending on market and other conditions, increase or decrease its beneficial ownership, control or direction over common shares or other securities of Cue through market transactions, private agreements, the exercise of warrants or Cameco Global’s other current rights to acquire additional common shares of Cue pursuant to the letter agreement, or otherwise.
For more information, or to obtain a copy of the subject early warning report, please contact:
Cameco Corporation
2121 – 11th Street West
Saskatoon, Saskatchewan
S7M 1J3
- End -